SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 10, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated April 10, 2006 “Ericsson’s annual general meeting decided on Long Term Incentive Plan 2006 for all employees”

Press Release April 10, 2006

Ericsson’s annual general meeting decided on Long Term Incentive Plan 2006 for all employees

At the Ericsson (NASDAQ:ERICY) Annual General Meeting of shareholders held today, it was resolved, in accordance with the proposal from the Board to implement a Long Term Incentive Plan 2006 (“LTI 2006”). The LTI 2006 is based upon the same principles as the LTI 2005, which covers all employees, key contributors and senior management.

The LTI 2006 is designed to offer an incentive for all Ericsson’s employees to participate in their company, to give recognition as a method of retention to key employees and to focus selected top management on driving earnings and provide competitive compensation based on Swedish practice.

The LTI 2006 comprises three parts:

1. The Stock Purchase Plan for all employees, under which participants invest in Ericsson shares during a 12 month period and after three years of holding are matched with one share for each one purchased.

2. The Key Contributor Program for up to 6,040 key contributors, under which selected participants in the Stock Purchase Plan receive one extra matching share for each one purchased, totally two matching shares.

3. The Performance Matching Program for up to 220 managers, under which up to 170 selected managers can receive up to four extra matching shares for each one purchased, up to 49 senior managers can receive up to six extra matching shares and the CEO can receive up to eight extra matching shares, totally up to five, seven or nine matching shares respectively, depending on the outcome of the performance target. Maximum matching shares will be allocated if the average annual growth of Earnings Per Share (EPS) between 1 July 2006 and 30 June 2009 is at or above 15 percent. No allocation of matching shares will occur if the average annual EPS growth is at or below 3 percent.

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board.

Transfer of own shares

In order to implement the LTI 2006 the Annual General Meeting of Shareholders also, in accordance with the proposal of the Board, resolved on transfer of own shares in accordance with the following:

No more than 38,400,000 shares of series B may, during the period from November 2006 up to and including November 2010, be transferred, free of consideration, to employees covered by the terms of the LTI 2006 and to subsidiaries within the Ericsson Group which will be obligated to immediately transfer free of consideration shares to its employees covered by the terms of the LTI 2006. Further, the Company shall have the right to, prior to the Annual General Meeting of Shareholders 2007, transfer no more than 6,600,000 shares of series B, out of the holding of 38,400,000 shares of series B, in order to cover certain payments, mainly social security payments. Transfer of the shares shall be effected at the Stockholm Stock Exchange (Stockholmsbörsen) at a price within the, at each time, registered price interval for the share.

Dilution and costs

In order to implement the LTI 2006, a total of 38,400,000 shares of series B are required, corresponding to approximately 0.24 percent of the total number of outstanding shares. The number of potential shares covered by existing incentive programs, including shares to cover social security payments, amounts to approximately 191 million shares, corresponding to approximately 1.20 per cent of the number of outstanding shares. As per 31 December 2005, Ericsson held 268,065,241 own shares.

Out of the 38,400,000 shares of series B required for the LTI 2005, a total of 31,800,000 shares may be transferred to employees free of consideration, which could cause a dilutive effect of 0.20 percent on earnings per share. The dilutive effect of the matching shares, 0.20 percent, is not affected by the price for the shares at the time of matching since they are transferred free of consideration to the employee. There will, however, be no dilutive effect on earnings per share of the 6,600,000 shares, which may be transferred at Stockholmsbörsen as the shares are sold at market value.

The LTI 2006 will generate administration costs, compensation costs and social security costs in the range of SEK 827 million to SEK 1,201 million unevenly distributed over the years 2006 - 2010. The costs shall be compared with Ericsson’s total remuneration costs, which 2005 amounted to approximately SEK 34,000 million, including social security fees.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world. Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 10, 2006